UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

CLARUS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

18270P109

(CUSIP Number of Class of Securities)

Warren B. Kanders

Executive Chairman of the Board of Directors

Clarus Corporation

2084 East 3900 South

Salt Lake City, UT 84124

(801) 278-5552

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Robert L. Lawrence, Esq.

Kane Kessler, P.C.

666 Third Avenue

New York, NY 10017

(212) 541-6222

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,200.000	$896.40

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $7,200,000 in value of shares of the Common Stock, par value $0.0001 per share, of Clarus Corporation, as well as the preferred share purchase rights associated with such shares.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $896.40	Filing Party: Clarus Corporation
Form or Registration No.: Schedule TO	Date Filed: May 8, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on May 8, 2018 (the “Schedule TO”) by Clarus Corporation, a Delaware corporation (the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to $7,200,000 in value of shares of its common stock, par value $0.0001 per share, as well as the preferred share purchase rights associated with such shares (collectively, the “Shares”), at a price not greater than $7.20 nor less than $6.60 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 8, 2018 (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment is being filed in accordance with Rule 13e–4(c)(3) under the Exchange Act. Only those items reported in this Amendment are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer remain unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended or supplemented herein. All capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Offer to Purchase.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The section of the Offer to Purchase entitled “Cautionary Notice Regarding Forward-Looking Statements” is hereby amended and restated in its entirety as follows:

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this Offer to Purchase are forward-looking statements. Forward-looking statements are made based on our expectations and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Potential risks and uncertainties that could cause the actual results of operations or financial condition of the Company to differ materially from those expressed or implied by forward-looking statements in this Offer to Purchase include, but are not limited to, the overall level of consumer spending on our products; general economic conditions and other factors affecting consumer confidence; disruption and volatility in the global capital and credit markets, including the ability to obtain sufficient financing; the financial strength of the Company’s customers; the Company’s ability to implement its growth strategy, including its ability to organically grow each of its historical product lines; the ability of the Company to identify potential acquisition or investment opportunities as part of its acquisition strategy; the Company’s ability to successfully execute its acquisition strategy or that any such strategy will result in the Company’s future profitability; the Company’s ability to successfully integrate Sierra Bullets, L.L.C. (“Sierra”); changes in governmental regulation, legislation or public opinion relating to the manufacture and sale of bullets by our Sierra segment, and the possession and use of firearms and ammunition by our customers; the Company’s exposure to product liability or product warranty claims and other loss contingencies; stability of the Company’s manufacturing facilities and foreign suppliers; the Company’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, our information systems; fluctuations in the price, availability and quality of raw materials and contracted products as well as foreign currency fluctuations; our ability to utilize our net operating loss carryforwards; legal, regulatory, political and economic risks in international markets; the additional leverage that we may incur to finance the Offer could adversely affect our capital resources, financial condition and liquidity; our decreased “public float” (the number of Shares owned by non-affiliate stockholders and available for trading in the securities markets) as a result of the Offer and other Share repurchases; and the commencement and completion of the Offer.

More information on potential factors that could affect the Company’s financial results is included from time to time in the Company’s public reports filed with the SEC, including the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. All forward-looking statements included in this Offer to Purchase are based upon information available to the Company as of the date of this Offer to Purchase, and speak only as of the date hereof. We assume no obligation to update any forward-looking statements to reflect events or circumstances after the date of this Offer to Purchase, except as otherwise required by law.

ITEMS 1 THROUGH 11.

Items 1 through 11 of the Schedule TO, and the Offer to Purchase to the extent incorporated by reference therein, are hereby amended and supplemented as follows:

On June 5, 2018, the Company announced an extension of the Expiration Time of the tender offer from 11:59 P.M., New York City time, Tuesday, June 5, 2018, to 11:59 P.M., New York City time, Friday, June 22, 2018, unless the Expiration Time is further extended. On June 5, 2018, the Company also issued a press release in connection with the foregoing, which is filed as Exhibit (a)(5)(A) to this Amendment and is hereby incorporated by reference into the Schedule TO and Offer to Purchase.

ITEM 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(A)	Press Release regarding the Offer issued by the Company on June 5, 2018.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLARUS CORPORATION

	By:	/s/Aaron J. Kuehne
	Name:	Aaron J. Kuehne
	Title:	Chief Financial Officer and
Chief Administrative Officer

Date: June 5, 2018